EXHIBIT 99.4
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-152325 and 333-149497 on Form F-3 and No. 333-147042 on Form S-8 of our reports dated June 5, 2009 (October 13, 2009 as to the effect of adoption of FASB Staff Position APB No. 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, effective January 1, 2009)(which report expresses an unqualified opinion and includes explanatory paragraphs relating to (1) the adoption of FASB interpretation No. 48, “Accounting for uncertainty in Income Taxes — An Interpretation of FASB Statement 109”, effective January 1, 2007 and (2) the change in method of accounting for convertible debt instruments to conform to FASB Staff Position APB No. 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, effective January 1, 2009), relating to the financial statements and financial statement schedule of Canadian Solar Inc., appearing in this Current Report on Form 6-K of Canadian Solar Inc. dated October 13, 2009, and the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 20-F for the year ended December 31, 2008.
/s/ Deloitte Touche Tohmatsu CPA Ltd
DELOITTE TOUCHE TOHMATSU CPA LTD
Shanghai, China
October 13, 2009